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                             January 9, 2024

       Jeremy Brooks
       Chief Accounting Officer
       Williams-Sonoma, Inc.
       3250 Van Ness Avenue
       San Francisco, CA 94109

                                                        Re: Williams-Sonoma,
Inc.
                                                            Form 10-K for
Fiscal Year Ended January 29, 2023
                                                            File No. 001-14077

       Dear Jeremy Brooks:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 29, 2023

       Item 7. Management's Discussion and Analysis
       Results of Operations, page 30

   1. Please revise your disclosure to include discussion of how your operations are impacted by the differing sales
channels on which your products are offered. In this regard, we note your disclosure on page
13 that your    e-commerce channel has been [y]our fastest-
                                                        growing business over
the last several years.    We also noted, you present retail store data
                                                        which shows a decline
in retail stores year over year with an overall increase to your net revenues. To the extent
results and trends are not materially consistent across all sales channels, please
quantify in dollars and/or percentage change the impact each sales channel had and is
expected to have on your results of operations. Refer to Item 303 of
                                                        Regulation S-K.
 Jeremy Brooks
FirstName  LastNameJeremy Brooks
Williams-Sonoma,  Inc.
Comapany
January    NameWilliams-Sonoma, Inc.
        9, 2024
January
Page 2 9, 2024 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at 202-551-8298
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services